

Mail Stop 7010

February 22, 2008

via U.S. Mail

Action Stock Transfer Corp.
7069 Highland Drive, Suite 300
Salt Lake City, UT 84122

> **Re:** **Sona Resources, Inc.**
> **Registration Statement on Form SB-2**
> **Filed January 31, 2008**
> **File No. 333-148959**

Dear Sir or Madam:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Form SB-2 has been rescinded. Therefore, please file the next amendment to your registration statement on an appropriate form. Refer generally to Release 33-8876 (December 19, 2007) and, in particular, to Section IV ("Compliance Dates") of that release.

2. Please revise your filing to provide consistent disclosure regarding your working capital. For example, we note your disclosure at page 14 that you had working capital of $10,343 as of December 31, 2007, but you state at page 17 that your

working capital as of such date was only $7,408, and your balance sheet at page 35 suggests that you only had working capital of $1,415 as of such date.

3.   Please clarify your disclosure, in the context of your working capital and cash required during the next twelve months, regarding the costs of the offering that you are obligated to pay. Add risk factor disclosure, as appropriate.

Cover page

4.   We note that selling security holders may sell at market or privately negotiated prices. However, as long as there is no market for your shares, the prospectus must include a fixed price or a range in reliance on Rule 430A in order to meet the requirements of Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K. Please revise the prospectus, including the cover page, accordingly.

Management, page 23

Background of officers and directors, page 24

5.   For each officer and director, please identify the name and principal business of any corporation or other organization in which each such individual's principal occupation or employment was carried on during the past five years, and specify the positions held with each such employer.

Exhibit 5

6.   Please obtain and file an opinion of counsel that addresses all shares covered by your registration statement. We note that your registration statement applies to 805,500 shares of your common stock, but the opinion of counsel only refers to 805,000 shares.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

       via facsimile

       Conrad C. Lysiak, Esq.
       (509) 747-1770